Exhibit 21.1

Subsidiaries of Procaps Group, S.A.

Subsidiary	Jurisdiction
Union Acquisition Corp. II, an exempted company incorporated under the laws of the Cayman Islands with registration number 345887	Cayman Islands

Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386 with company registration number C 59671	Malta